SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)*


                               MedSolutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58504N108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Joseph P. Tate, Sole Member
                            c/o Tate Investments, LLC
                               3252 N. Lake Drive
                               Milwaukee, WI 53211
                                 (414) 962-6960
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58504N108                     13D                    Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Tate Investments, LLC, ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,076,925 (includes the right to acquire 1,538,462 shares)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,076,925 (includes the right to acquire 1,538,462 shares)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,076,925 (includes the right to acquire 1,538,462 shares)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     13.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

         The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of MedSolutions, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

Item 2.   Identity and Background.

(a) This statement on Schedule 13D is being filed by Tate Investments, LLC, a Wisconsin limited liability company ("Tate Investments");

(b) The address of Tate Investments' principal business and principal office is 3252 N. Lake Drive, Milwaukee, WI 53211;

(c) The principal business of Tate Investments is investments;

(d) Tate Investments has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Tate Investments has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Tate Investments is a Wisconsin limited liability company.

Item 3.   Source and Amount of Funds or Other Consideration.

         As of November 29, 2005, Tate Investments has acquired beneficial ownership of 3,076,925 shares (the "Shares") of Common Stock (which includes the right to convert indebtedness into 1,538,462 shares of Common Stock) pursuant to the terms of an Investment Agreement entered into between Tate Investments and the Company on July 15, 2005.

         Pursuant to the terms of the Investment Agreement and a subscription agreement entered into by the Company and Tate Investments in connection therewith (the "Subscription Agreement"), Tate Investments purchased 461,539 shares of Common Stock from the Company on July 15, 2005 for an aggregate purchase price of $300,000. Pursuant to the terms of the Investment Agreement and the Subscription Agreement, Tate Investments purchased an additional 288,462 shares of Common Stock on August 29, 2005 for an aggregate purchase price of $187,500, an additional 350,000 shares of Common Stock on September 29, 2005 for an aggregate purchase price of $227,500, and an additional 438,462 shares of Common Stock on November 29, 2005 for an aggregate purchase price of $285,000.

         Also pursuant to the terms of the Investment Agreement and a promissory note issued by the Company in connection therewith (the "Note"), the Company borrowed $300,000 from Tate Investments on July 15, 2005. Pursuant to the terms of the Investment Agreement and the Note, the Company borrowed an additional $187,500 from Tate Investments on August 29, 2005, an additional $227,500 from Tate Investments on September 29, 2005, and an additional $310,000 from Tate Investments on November 29, 2005 The outstanding principal amount of the Note and any accrued but unpaid interest thereon are convertible at Tate Investments' option into shares of Common Stock at the initial conversion price of $0.65 per share, subject to certain anti-dilution protections as set forth in the Investment Agreement. The outstanding principal amount of the Note is currently convertible into 1,538,462 shares of Common Stock.

         The source of funds for Tate Investments' purchases of Common Stock pursuant to the Subscription Agreement and loans to the Company pursuant to the Note was working capital of Tate Investments as funded by Tate Investments' owner. Other than as set forth in the preceding sentence, Tate Investments has not borrowed or otherwise obtained any funds for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.   Purpose of Transaction.

         Tate Investments acquired the Shares for investment purposes. The Investment Agreement provides that the Company has the right to request through October 15, 2006, subject to meeting certain conditions precedent, additional advances pursuant to the Note for up to $275,000, which would represent 423,076 additional shares of Common Stock at the current conversion price of $0.65. Pursuant to the terms of the Investment Agreement, the Company, Tate Investments and certain shareholders of the Company entered into an Investor's Rights Agreement (the "Rights Agreement") pursuant to which the Company has granted demand registration rights to Tate Investments with respect to any shares of Common Stock obtained pursuant to the Note or the Subscription Agreement, and such shareholders have granted rights of co-sale to Tate Investments.

         The Rights Agreement grants Tate Investments the right to designate one nominee for election to the Company's Board of Directors, or two nominees in the event that Mr. Joseph Tate, the owner of Tate Investments, is designated as a nominee by Tate Investments. Tate Investments has designated one nominee pursuant to the Rights Agreement who currently serves as a director of the Company. The Company's board of directors considers from time to time acquisition candidates to further expand the Company's business.

         Pursuant to the terms of the Rights Agreement, the Company may not, prior to the registration of the Common Stock owned by Tate Investments with the Securities and Exchange Commission (the "SEC"), increase the size of its Board of Directors to more than five members unless Tate Investments also designates Mr. Joseph P. Tate as a nominee, in which event the Board of Directors may have no more than seven members. Certain shareholders of the Company who are party to the Rights Agreement have agreed to vote their shares of Common Stock in favor of the election of the Investor's nominee(s). Tate Investments' right to designate nominees to the Company's Board of Directors continues until such time as: (i) Tate Investments effectuates, in one or a series of transactions, a transfer of shares of Common Stock whereby the number of shares of Common Stock owned by Tate Investments after such transfer is less than 75% of the number of shares of Common Stock owned by Tate Investments before the transfer, at which such time Tate Investments' right to designate nominees to the Company's Board of Directors will be reduced to the right to designate one nominee to the Company's Board of Directors; (ii) Tate Investments effectuates, in one or a series of transactions, a transfer of shares of Common Stock whereby the number of shares of Common Stock owned by Tate Investments after the transfer is less than 50% of the number of shares of Common Stock owned by Tate Investments prior to the transfer, at which such time Tate Investments' right to designate nominees to the Company's Board of Directors will terminate; or (iii) the Common Stock owned by Tate Investments has been registered with the SEC.

         Pursuant to the terms of the Investment Agreement, the Company is prohibited from paying any dividend on any of the Company's equity securities or making any distribution to any of the Company's shareholders, whether in cash or in-kind, until the later of the date the Company has satisfied all of its obligations under the Note or the date the Common Stock owned by Tate Investments is registered with the SEC; provided, however, that the foregoing restriction does not apply to the 10% dividend payable on the Company's Series A Preferred Stock. The Investment Agreement also provides that the Company is prohibited from selling all or a substantial portion of its or its subsidiaries' assets or merging or entering into any combination or consolidation with another person or entity in which the Company is not the surviving entity, until the later of the date the Company has satisfied all of its obligations under the Note or the date the Common Stock owned by Tate Investments is registered with the SEC

         Other than as set forth in the preceding paragraphs, Tate Investments does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a) As of the date hereof, Tate Investments beneficially owns 3,076,925 shares of the Company's Common Stock (which includes the right to convert indebtedness into 1,538,462 shares of Common Stock). The 3,076,925 shares beneficially owned by Tate Investments represent 13.4% of the 21,015,555 shares of Common Stock that the Company had outstanding as of November 15, 2005, as reported in its Form 10-QSB as filed on November 21, 2005, plus the 438,462 shares of Common Stock which Tate Investments purchased on November 29, 2005 and the 1,538,462 of Common Stock into which Tate Investments can convert the current principal amount under the Note;

(b)      Number of shares as to which Tate Investments has:
         sole power to vote or direct the vote:                     3,076,925
         shared power to vote or direct the vote:                           0
         sole power to dispose or direct the disposition:           3,076,925
         shared power to dispose or direct the disposition:                 0

(c) The description contained in Item 3 above of the transactions dated July 15, 2005, August 29, 2005, September 29, 2005, and November 29, 2005 that resulted in Tate Investments' beneficial ownership of the Shares is incorporated by reference into this Item 5(c);

(d) Not applicable;

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than as pursuant to the Investment Agreement, the Note, the Subscription Agreement and the Rights Agreement, each as described in Items 3 and 4 above, Tate Investments has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.   Material to be filed as Exhibits.

         The Investment Agreement, and the forms of the Note, the Subscription Agreement and the Rights Agreement, each of which are included as exhibits to the Investment Agreement, as filed by the Company with the SEC on July 20, 2005 as Exhibit 10.1 to the Company's Current Report on Form 8-K, are incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                                     TATE INVESTMENTS, LLC

Date: December 12, 2005                               /s/ Joseph P. Tate
                                                     ---------------------------
                                                     Joseph P. Tate, Sole Member